FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Disclosure on Form 8.1 for July 23, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

2	Disclosure on Form 8.1 for July 26, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

3	Disclosure on Form 8.1 for July 27, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

4	Disclosure on Form 8.1 for July 28, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

5	Disclosure on Form 8.1 for July 29, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

6	Disclosure on Form 8.1 for July 30, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

7	Disclosure on Form 8.1 for August 2, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

8	Disclosure on Form 8.1 for August 3, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

9	Disclosure on Form 8.1 for August 4, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

10	Disclosure on Form 8.1 for August 5, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

11	Disclosure on Form 8.1 for August 6, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

12	Disclosure on Form 8.1 for August 9, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

13	Disclosure on Form 8.1 for August 10, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

14	Disclosure on Form 8.1 for August 11, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

15	Disclosure on Form 8.1 for August 12, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

16	Disclosure on Form 8.1 for August 13, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

17	Disclosure on Form 8.1 for August 17, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

18	Disclosure on Form 8.1 for August 18, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

ITEM 1
FORM 8.1/8.3

LATE DISCLOSURE
AMENDMENT to RNS 5327B – Trades added, end of day position added. Trade of 7000 moved from buy to sell column.

Lodge with a RNS or Newstrack if appropriate and the Takeover Panel.
Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure
4th August 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
23rd July 2004

Dealing in (name of company)
Banco Santander Central Hispano SA

1. Class of securities (eg ordinary shares)
Ordinary Shares

Shares: Amount bought	Shares: Amount sold	Price per unit (Eur)
15,000		7.97
145,408		7.98
712,560		7.99
1,442,227		8.00
145,000		8.02
205,000		8.03
1,033,422		8.04
497,220		8.05
606,716		8.06
295,761		8.07
1,424,730		8.08
533,831		8.09
4,090,047		8.10
188,000		8.11
47,498		8.12
677000		8.13
7,500		8.14
2,651		8.15
11,498		8.17
38,000		8.19
29,000		8.30
25,000		8.31
3		8.35

	27,497
	22,503
	38,000	7.98
	20,000	7.99
	10,000	8.04
	171,200	8.05
	51,012	8.06
	50,000	8.08
	10,000	8.09
	60,000	8.10
	50,000	8.11

	16,000	8.13
	312,440	8.15
	100,000	8.17
	6,561	8.26
	50,000	8.29
	3,500	8.30
	12,000	8.31
		8.32
		8.35

Class of securities (eg ordinary shares)
Futures Sept 04 (1 Future = 100 shares)

Futures: Amount bought	Futures: Amount sold	Price per unit (Eur)
1000		8.00
24		8.04
19		8.05
10		8.10
10		8.11

	1032	8.00
	50	8.02
	16	8.04
	26	8.05
	11	8.07
	26	8.08
	31	8.10

These transactions have taken place as a consequence of obligatory market making activity, and/or rehedging of positions arising from pre existing customer trades, and/or obligatory fund management business. The Panel Executive has informed Banco Santander on an ex-parte basis that such transactions are permitted and have no Code consequences.

3. Resultant total of the same class owned or controlled (and percentage of class)
Ordinary Shares                                   (1.72%)
Net position: 82,143,754
Long position:
Short position:
Sept 04 Futures contracts
Net position: short 30,527
Long position:
Short position:
Dec 04 Futures contracts
Net position: short 6
Long position:
Short position:
Details of other open derivatives contracts to follow

4. Party making disclosure
Banco Santander Central Hispano, S.A.

5. EITHER (a) Name of purchaser / vendor (Note 1)
Banco Santander Central Hispano, S.A.
OR (b) if dealing for discretionary client(s), name of fund management organisation

6. Reason for disclosure (Note 2)
 (a) associate of
(i) offeror (Note 3)      YES
(ii) offeree company   NO

Specify which category or categories of associate (1-8 overleaf) 8 (investors in the consortium)

If category (8), explain (b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)  NO

Signed, for and on behalf of the party named in (4) above
Peter Highton

(Also print name of signatory)
Peter Highton

Telephone and Extension number
 0207-774-1935

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

A long CFD is a derivative instrument that provides its owner with a long economic interest in the shares underlying the CFD, so that the owner can realise a gain if the price of the underlying shares rises above the reference price of the CFD.

A short CFD is a derivative instrument that provides its owner with a short economic interest in the shares underlying the CFD, so that the owner can realise a gain if the price of the underlying shares falls below the reference price of the CFD.

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes

*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

ITEM 2
FORM 8.1/8.3

AMENDMENT
LATE DISCLOSURE

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure 16 August, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
July 26, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1) Class of securities (eg ordinary shares)

Ordinary shares

(2) Amount bought	Amount sold	Price per unit (Eur.)
770		7.71
20,000		7.74
1,669,744		7.75
10,500		7.76
4,600		7.77
305,500		7.79
34,000		7.81
500		7.82
400		8.05
	6,000	2.29
	3,500	7.74
	1,330,000	7.75
	341,172	7.70
	15,000	7.79
	50,000	7.80
	25,000	7.81
	469,744	7.82
	131	7.89
	16,962	8.87

This disclosure includes transactions which were not prviously disclosed. The resultant total figure has been adjusted to include negligible transactions conducted since 23 July 2004, which had previously been omitted.

Sept 04 Futures (1 contract = 100 ordinary shares)

(2) Amount bought	Amount sold	Price per unit (Eur.)
576		7.44
64		7.45
1,800		7.59
200		7.60
800		7.69
	576	7.44
	64	7.45
	1,800	7.59
	200	7.60
	700	7.69
	1	7.71
	1	7.72
	101	7.73
	1	7.75
	59	7.77
	5	7.78

17 Sep 04 Call options strike 8.00 (ratio: 1 option / 100 ordinary shares)

(2) Amount bought	Amount sold	Price per unit (Eur.)
	2,580	0.26

17 Dec 04 Call options strike 7.50 (ratio: 1 option / 100 ordinary shares)

(2) Amount bought	Amount sold	Price per unit (Eur.)
	100	0.55

This trade hade been omitted from previous disclosure.

17  Dec 04 Call options strike 8.50 (ratio: 1 option / 100 ordinary shares)

(2) Amount bought	Amount sold	Price per unit (Eur.)
	1,000	0.23

This trade hade been omitted from previous disclosure.

18 Mar 05 Call warrant @ 9.50 (ratio: 1 warrant / 1 ordinary share)

(2) Amount bought	Amount sold	Price per unit (Eur.)
	20,000	0.33

This trade hade been omitted from previous disclosure.

18  Mar 05 Call warrant @ 8.50 (ratio: 1 warrant / 1 ordinary share)

(2) Amount bought	Amount sold	Price per unit (Eur.)
	5,800	0.59
	700	0,60

This trade hade been omitted from previous disclosure.

16 Dec 05 Put warrant @ 8.00 (ratio: 1 warrant / 1 ordinary share)

(2) Amount bought	Amount sold	Price per unit (Eur.)
	670	1.49

This trade hade been omitted from previous disclosure.

(3)     Resultant total of the same class owned or controlled (and percentage of class)

Ordinary Shares
Net position: 80,945,689 (1.71%)
Long position:
Short position:

Sept 04 Futures Contracts
Net position: long 70,024
Long position: 120,213
Short position: 50,189

The opening balance figure includes 120,213 contracts (equivalent to 12,021,300 shares) long position and 19,594 contracts (equivalent to 1,959,400 shares) short position which had been omitted from previous open positions.

Dec 04 Futures Contracts
Net position: short 17
Long position:
Short position:

Options (ratio: 1 option / 100 ordinary shares)

17 Sep 04 Call Option @ 8.00	-2,778
17 Sep 04 Call Option @ 8.50	-103
17 Sep 04 Call Option @ 8.75	573
17 Sep 04 Call Option @ 9.00	-2,306
17 Sep 04 Call Option @ 9.25	-342
17 Sep 04 Call Option @ 9.50	-745
17 Sep 04 Call Option @ 9.75	-100
17 Sep 04 Call Option @ 10.00	2,400
17 Sep 04 Call Option @ 10.50	-150
17 Sep 04 Call Option @ 11.00	-50
17 Sep 04 Put Option @ 6.00	-25
17 Sep 04 Put Option @ 6.25	-10
17 Sep 04 Put Option @ 6.50	40
17 Sep 04 Put Option @ 6.75	-360
17 Sep 04 Put Option @ 7.50	2,000
17 Sep 04 Put Option @ 8.00	-50
17 Sep 04 Put Option @ 8.25	-4,075
17 Sep 04 Put Option @ 8.50	-1,263
17 Sep 04 Put Option @ 8.75	355
17 Sep 04 Put Option @ 9.00	-695
17 Dec 04 Call Option @ 7.50	-180
17 Dec 04 Call Option @ 8.25	60
17 Dec 04 Call Option @ 8.50	-1,000
17 Dec 04 Call Option @ 9.00	-100
17 Dec 04 Call Option @ 9.25	-68
17 Dec 04 Call Option @ 9.50	-1,800
17 Dec 04 Call Option @ 9.75	55
17 Dec 04 Call Option @ 10.00	5,000
17 Dec 04 Put Option @ 7.00	-5,000
17 Dec 04 Put Option @ 7.50	-5,000
17 Dec 04 Put Option @ 7.75	-200
17 Dec 04 Put Option @ 8.00	518
17 Dec 04 Put Option @ 8.25	200
17 Dec 04 Put Option @ 8.50	74
17 Dec 04 Put Option @ 8.75	-20
17 Dec 04 Put Option @ 9.00	1,470
17 Dec 04 Put Option @ 9.25	5,040
17 Mar 05 Put Option @ 8.25	-2,500
17 Mar 05 Put Option @ 8.50	8
17 Jun 05 Put Option @ 7.25	-100
17 Jun 05 Put Option @ 8.00	0
17 Jun 05 Put Option @ 8.75	25
17 Jun 05 Put Option @ 9.00	30

The opening balance figure includes open positions which had been omitted from previous disclosures.

Warrants (ratio: 1 warrant / 1 ordinary share)

Strike price (Eur.)	C/P	Expiry	Ratio	Total

7	Put	17/12/2004	1,00	500.000

8	Put	17/12/2004	1,00	495.594

9	Put	17/12/2004	1,00	500.000

6	Call	17/12/2004	1,00	718.920

7	Call	17/12/2004	1,00	888.173

8,5	Call	17/12/2004	1,00	708.005

9,5	Call	17/12/2004	1,00	0

10	Call	17/12/2004	1,00	4.000

5	Put	18/03/2005	1,00	2.978.600

8,5	Put	18/03/2005	1,00	500.000

9,5	Put	18/03/2005	1,00	500.000

10	Put	18/03/2005	1,00	500.000

8	Call	18/03/2005	1,00	641.940

8,5	Call	18/03/2005	1,00	2.993.400

9	Call	18/03/2005	1,00	542.739

9,5	Call	18/03/2005	1,00	2.977.300

10	Call	18/03/2005	1,00	2.984.220

10,5	Call	18/03/2005	1,00	443.150

11	Call	18/03/2005	1,00	646.069

5,5	Put	17/06/2005	1,00	3.000.000

10,5	Call	17/06/2005	1,00	3.000.000

11	Call	17/06/2005	1,00	2.997.500

12	Call	17/06/2005	1,00	3.000.000

12,5	Call	17/06/2005	1,00	3.000.000

7	Put	16/12/2005	1,00	1.500.000

8	Put	16/12/2005	1,00	1.499.330

11	Call	16/12/2005	1,00	1.487.000

12	Call	16/12/2005	1,00	1.493.937

13	Call	16/12/2005	1,00	1.500.000

The opening balance figure includes open positions which had been omitted from previous disclosures.

(4)	Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER	(a)	Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

OR	(b)	If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)

(a)	associate of	(i)	offeror (Note 3)	YES
		(ii)	offeree company	NO

Specify which category or categories of associate (1-8 overleaf):1
(b)	Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)	NO

Signed, for and on behalf of the party named in (4) above

José Manuel Araluce

(Also print name of signatory)
José Manuel Araluce

Telephone and Extension number
+(34) 912-893-392

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes

*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

ITEM 3
FORM 8.1/8.3

LATE DISCLOSURE

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure 4 August, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
July 27, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1)	Class of securities (eg ordinary shares)

Ordinary shares

(2) Amount bought	Amount sold	Price per unit (Eur)
5,000		7.84
166		7.87
25,000		7.88
33,000		7.89
22,600		7.90
12,500		7.91
247,000		7.96
3,500		7.98
	24,793	7.81
	12,500	7.84
	400,000	7.85
	315,367	7.88
	104,500	7.89
	510,000	7.90
	6,561	7.94
	23,000	7.95
	126,000	7.96
	509,170	7.97
	6,500	7.98
	19,683	7.99
	2,000	8.01
	35,010	8.56
	17,045	8.83

Sept 04 Futures (1 contract = 100 ordinary shares)

(2) Amount bought	Amount sold	Price per unit (Eur)
910		7.84
1		7.90
	900	7.83
	910	7.84

Sept 04 Futures (1 contract = 100 ordinary shares)

(2) Amount bought	Amount sold	Price per unit (Eur)
	25	7.90
Sept 04 Call options strike 9

(2) Amount bought	Amount sold	Price per unit (Eur)
130,000		0.22
	130,000	0.22

DISCLOSURE UNDER RULES 8.1/8.3

Sept 04 Call options strike 8

(2) Amount bought	Amount sold	Price per unit (Eur)
120,000		0.545
	120,000	0.55
	2,580	0.26

(3)	Resultant total of the same class owned or controlled (and percentage of class)

Ordinary Shares
Net position: 78,407,113 (1.64%)
Long position:
Short position:

Sept 04 Futures Contracts
Net position: short 31,495
Long position:
Short position:

Dec 04 Futures Contracts
Net position: short 42
Long position:
Short position:

(4)   Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER	(a)	Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

	OR	(b)	If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)
(a)	associate of	(i)	offeror (Note 3)	YES
		(ii)	offeree company	NO

Specify which category or categories of associate (1-8 overleaf)
(b)	Rule 8.3 (ie disclosure because of ownership or control of 1% or more of			NO
the class of relevant securities dealt in)

Signed, for and on behalf of the party named in (4) above

José Manuel Araluce

(Also print name of signatory)
José Manuel Araluce

Telephone and Extension number
+(34) 912-893-392

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.

DISCLOSURE UNDER RULES 8.1/8.3

Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DISCLOSURE UNDER RULES 8.1/8.3

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes

*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

DISCLOSURE UNDER RULES 8.1/8.3

ITEM 4
FORM 8.1/8.3

LATE DISCLOSURE

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure 4 August, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
July 28, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1)	Class of securities (eg ordinary shares)

Ordinary shares

(2) Amount bought	Amount sold	Price per unit (Eur)
18,889		7.84
1,975,000		7.85
350,000		7.86
531,679		7.87
592,350		7.88
1,341,031		7.89
1,150,000		7.90
19,000		7.91
	39,366	7.85
	1,161,320	7.86
	19,683	7.88
	250,000	7.90
	5,000	7.94
	1,000	8.00
	6,561	8.01
	19,683	8.04
	14,000	8.07

(3)	Resultant total of the same class owned or controlled (and percentage of class)

Ordinary Shares
Net position: 82,868,449    (1.74%)
Long position:
Short position:

Sept 04 Futures Contracts
Net position: short 31,494
Long position:
Short position:

Dec 04 Futures Contracts
Net position: short 42
Long position:
Short position:

Sep 04 Call options Strike 8
Net position: short 2,580
Long position:
Short position: 2,580

DISCLOSURE UNDER RULES 8.1/8.3

Sep 04 Call options Strike 9
Net position: none
Long position:
Short position:

Sep 04 Put options Strike 9
Net position: short 1,600
Long position:
Short position: 1,600

Sep 04 Put options Strike 8.5
Net position: short 1,400
Long position:
Short position: 1,400

Sep 04 Put options Strike 8.25
Net position: short 4,850
Long position:
Short position: 4,850

(4)	Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER	(a)	Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

	OR	(b)	If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)
(a)	associate of	(i)	offeror (Note 3)	YES
		(ii)	offeree company	NO

Specify which category or categories of associate (1-8 overleaf)
(b)	Rule 8.3 (ie disclosure because of ownership or control of 1% or more of
	the class of relevant securities dealt in)			NO

Signed, for and on behalf of the party named in (4) above

José Manuel Araluce

(Also print name of signatory)
José Manuel Araluce

Telephone and Extension number
+(34) 912-893-392

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DISCLOSURE UNDER RULES 8.1/8.3

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes
*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

DISCLOSURE UNDER RULES 8.1/8.3

ITEM 5
FORM 8.1/8.3

LATE DISCLOSURE

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure 4 August, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
July 29, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1)	Class of securities (eg ordinary shares)

Ordinary shares

(2) Amount bought	Amount sold	Price per unit (Eur)
436,549		7.85
6,300		7.86
10,000		7.87
15,000		7.89
307,800		7.90
17		7.95
	26,244	7.87
	59,066	7.88
	41,068	7.89
	25,000	7.90
	65,000	7.91
	195,000	7.92
	22,800	7.93
	47,415	7.95

(3)	Resultant total of the same class owned or controlled (and percentage of class)

Ordinary Shares
Net position: 83,162,522 (1.74%)
Long position:
Short position:

Sept 04 Futures Contracts
Net position: short 31,494
Long position:
Short position:

Dec 04 Futures Contracts
Net position: short 42
Long position:
Short position:

Sep 04 Call options Strike 8
Net position: short 2,580
Long position:
Short position: 2,580
Sep 04 Call options Strike 9
Net position: none
Long position:
Short position:

DISCLOSURE UNDER RULES 8.1/8.3

Sep 04 Put options Strike
Net position: short 1,600
Long position:
Short position: 1,600

Sep 04 Put options Strike 8.5
Net position: short 1,400
Long position:
Short position: 1,400

Sep 04 Put options Strike 8.25
Net position: short 4,850
Long position:
Short position: 4,850

(4)	Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER	(a)	Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

	OR	(b)	If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)
	(a)	associate of	(i)	offeror (Note 3)	YES
			(ii)	offeree company	NO

Specify which category or categories of associate (1-8 overleaf)
	(b)	Rule 8.3 (ie disclosure because of ownership or control of 1% or more of
		the class of relevant securities dealt in)				NO

Signed, for and on behalf of the party named in (4) above

José Manuel Araluce

(Also print name of signatory)
José Manuel Araluce

Telephone and Extension number
+(34) 912-893-392

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DISCLOSURE UNDER RULES 8.1/8.3

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes
*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

DISCLOSURE UNDER RULES 8.1/8.3

ITEM 6
FORM 8.1/8.3

LATE DISCLOSURE

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure 4 August, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
July 30, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1)	Class of securities (eg ordinary shares)

Ordinary shares

(2)	Amount bought	Amount sold	Price per unit (Eur)
650,000		2.29
500		7.87
27,000		7.88
494,807		7.90
	12,500	7.89
	66	7.90

Sept 04 Futures (1 contract = 100 ordinary shares)

(2)	Amount bought	Amount sold	Price per unit
142		7.84
	50	7.81
	356	7.82
	294	7.83
	12	7.85

(3)	Resultant total of the same class owned or controlled (and percentage of class)

Ordinary Shares
Net position: 84,322,263          (1.79%)
Long position:
Short position:

Sept 04 Futures Contracts
Net position: short 32,064
Long position:
Short position:

Dec 04 Futures Contracts
Net position: short 42
Long position:
Short position:

Sep 04 Call options Strike 8
Net position: short 2,580
Long position:
Short position: 2,580

DISCLOSURE UNDER RULES 8.1/8.3

Sep 04 Call options Strike 9
Net position: none
Long position:
Short position:

Sep 04 Put options Strike 9
Net position: short 1,600
Long position:
Short position: 1,600

Sep 04 Put options Strike 8.5
Net position: short 1,400
Long position:
Short position: 1,400

Sep 04 Put options Strike 8.25
Net position: short 4,580
Long position:
Short position: 4,580

(4)	Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER	(a)	Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

	OR	(b)	If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)
	(a)	associate of	(i)	offeror (Note 3)	YES
			(ii)	offeree company	NO

Specify which category or categories of associate (1-8 overleaf)
(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of
the class of relevant securities dealt in)	NO

Signed, for and on behalf of the party named in (4) above

José Manuel Araluce

(Also print name of signatory)
José Manuel Araluce

Telephone and Extension number
+(34) 912-893-392

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DISCLOSURE UNDER RULES 8.1/8.3

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes
*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

DISCLOSURE UNDER RULES 8.1/8.3

ITEM 7
FORM 8.1/8.3

LATE DISCLOSURE

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure 4 August, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
August 2, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1)	Class of securities (eg ordinary shares)

Ordinary shares

(2)	Amount bought	Amount sold	Price per unit (Eur)
8,000		7,80
500		7.84
25,000		7.85
109,700		7.86
660,000		7.87
1,183,300		7.88
1,025,000		7.89
1,525,000		7.90
50,000		7.91
	16,000	7.80
	12,500	7.84
	12,000	7.87
	4,958	7.88

Sept 04 Futures (1 contract = 100 ordinary shares)

(2)	Amount bought	Amount sold	Price per unit
13		7.86
107		7.87
274		7.88
444		7.89
295		7.90
550		7.91
	39	7.75
	3,180	7.89
	50	7.90
	300	7.91

(3)	Resultant total of the same class owned or controlled (and percentage of class)

Ordinary Shares
Net position: 88,863,305      (1.88%)
Long position:
Short position:

Sept 04 Futures Contracts
Net position: short 33,090
Long position:
Short position:

DISCLOSURE UNDER RULES 8.1/8.3

Dec 04 Futures Contracts
Net position: short 42
Long position: Short position:

Sep 04 Call options Strike 8
Net position: short 2,580
Long position:
Short position: 2,580
Sep 04 Call options Strike 9
Net position: none
Long position:
Short position:

Sep 04 Put options Strike 9
Net position: short 1,600
Long position:
Short position: 1,600

Sep 04 Put options Strike 8.5
Net position: short 1,400
Long position:
Short position: 1,400

Sep 04 Put options Strike 8.25
Net position: short 4,580
Long position:
Short position: 4,580

(4)	Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER (a) Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

OR (b) If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)
(a)	associate of	(i)	offeror (Note 3)	YES
(ii)	offeree company	NO

(b)	Specify which category or categories of associate (1-8 overleaf)
Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)	NO

Signed, for and on behalf of the party named in (4) above

José Manuel Araluce

(Also print name of signatory)
José Manuel Araluce

Telephone and Extension number
+(34) 912-893-392

DISCLOSURE UNDER RULES 8.1/8.3

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DISCLOSURE UNDER RULES 8.1/8.3

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes
*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

DISCLOSURE UNDER RULES 8.1/8.3

ITEM 8
FORM 8.1/8.3

LATE DISCLOSURE

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure 4 August, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
August 3, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1)   Class of securities (eg ordinary shares)

Ordinary shares

(2) Amount bought	Amount sold	Price per unit (Eur)
205,494		7,87
3,073,428		7.88
1,789,785		7.89
163,764		7.94
	15,988	7.84
	9,000	7.87
	72,171	7.88

(3)   Resultant total of the same class owned or controlled (and percentage of class)

Ordinary Shares
Net position: 94,013,617   (2.00%)
Long position:
Short position:

Sept 04 Futures Contracts
Net position: short 31,494
Long position:
Short position:

Dec 04 Futures Contracts
Net position: short 42
Long position:
Short position:

Sep 04 Call options Strike 8
Net position: short 2,580
Long position:
Short position: 2,580
Sep 04 Call options Strike 9
Net position: none
Long position:
Short position:

Sep 04 Put options Strike 9
Net position: short 1,600
Long position:
Short position: 1,600

DISCLOSURE UNDER RULES 8.1/8.3

Sep 04 Put options Strike 8.5
Net position: short 1,400
Long position:
Short position: 1,400

Sep 04 Put options Strike 8.25
Net position: short 4,580
Long position:
Short position: 4,580

(4)   Party making disclosure

Banco Santander Central Hispano, S.A.

(5)   EITHER    (a)  Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

     OR      (b)  If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)
	(a)	associate of	(i)	offeror (Note 3)	YES
			(ii)	offeree company	NO

Specify which category or categories of associate (1-8 overleaf)
	(b)	Rule 8.3 (ie disclosure because of ownership or control of 1% or more of
		the class of relevant securities dealt in)				NO

Signed, for and on behalf of the party named in (4) above

José Manuel Araluce

(Also print name of signatory)
José Manuel Araluce

Telephone and Extension number
+(34) 912-893-392

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DISCLOSURE UNDER RULES 8.1/8.3

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes
*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

DISCLOSURE UNDER RULES 8.1/8.3

Back to Contents

ITEM 9
FORM 8.1/8.3

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure 5 August, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
August 4, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1)	Class of securities (eg ordinary shares)

Ordinary shares (dealings by Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
50,000		7.82
200,000		7.83
100,000		7.84
250,000		7.85
925,000		7.86
1,935,000		7.87
590,000		7.88
400,000		7.89
50,000		7.92

Ordinary shares (dealings by the rest of the Santander Group excluding Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
12,500		7.85
5,891		7.86
19,000		7.87
81,000		7.88
2,000		7.89
1,000		7.90
5		7.92
	65,612	7.85
	118,110	7.86
	163,342	7.87
	107,854	7.88
	5	7.89
	5,000	7.92

(3)	Resultant total of the same class owned or controlled (and percentage of class)

Ordinary Shares
Net position: 98,175,100     (2.09%)
Long position:
Short position:

Sept 04 Futures Contracts
Net position: short 31,494
Long position:
Short position:

DISCLOSURE UNDER RULES 8.1/8.3

Back to Contents

Dec 04 Futures Contracts
Net position: short 42
Long position:
Short position:

Sep 04 Call options Strike 8
Net position: short 2,580
Long position:
Short position: 2,580
Sep 04 Call options Strike 9
Net position: none
Long position:
Short position:

Sep 04 Put options Strike 9
Net position: short 1,600
Long position:
Short position: 1,600

Sep 04 Put options Strike 8.5
Net position: short 1,400
Long position:
Short position: 1,400

Sep 04 Put options Strike 8.25
Net position: short 4,580
Long position:
Short position: 4,580

(4)	Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER (a) Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

	OR	(b) If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)
	(a)	associate of	(i)	offeror (Note 3)	YES
			(ii)	offeree company	NO

Specify which category or categories of associate (1-8 overleaf): 1
	(b)	Rule 8.3 (ie disclosure because of ownership or control of 1% or more of
		the class of relevant securities dealt in)				NO

Signed, for and on behalf of the party named in (4) above

José Manuel Araluce

(Also print name of signatory)
José Manuel Araluce

Telephone and Extension number
+(34) 912-893-392

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.

DISCLOSURE UNDER RULES 8.1/8.3

Back to Contents

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DISCLOSURE UNDER RULES 8.1/8.3

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes
*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

DISCLOSURE UNDER RULES 8.1/8.3

ITEM 10
FORM 8.1/8.3

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure 9 August, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
August 5, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1)	Class of securities (eg ordinary shares)

Ordinary shares (dealings by Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
	100,600	7.98
	80,000	7.99

Pereda Gestion SA, which is the market-making entity within the Banco Santander Group, has conducted these trades in compliance with the terms of Banco Santander’s share repurchase programme, details of which were set out in its announcement made on 26 July 2004 in connection with the proposed acquisition of Abbey National plc

Ordinary shares (dealings by the rest of the Santander Group excluding Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
5		7.91
80,000		7.95
60,000		7.96
10,000		7.98
10,000		7.99
	4,000	7.91
	5	7.93
	194,164	7.94
	5,000	7.95
	2,000	7.99

17 Sept 04 Futures (1 contract = 100 ordinary shares)
(A description of this and other options and derivatives contracts can be found below)

(2) Amount bought	Amount sold	Price per unit (Eur)
476		7.95
	300	7.95
	476	7.96

17 Dec 04 Call Warrants @ Eur. 6.0 (ratio: 1 warrant / 1 ordinary share)

(2) Amount bought	Amount sold	Price per unit (Eur)
	5,000	2.03
	10,000	2.06

17 Dec 04 Call Warrants @ Eur. 7.0 (ratio: 1 warrant / 1 ordinary share)

(2) Amount bought	Amount sold	Price per unit (Eur)
6,000		1.17

DISCLOSURE UNDER RULES 8.1/8.3

17 Dec 04 Call Warrants @ Eur. 8.5 (ratio: 1 warrant / 1 ordinary share)

(2) Amount bought	Amount sold	Price per unit (Eur)
5,000		0.34
10,000		0.36

17 Dec 04 Call Warrants @ Eur. 10.0 (ratio: 1 warrant / 1 ordinary share)

(2) Amount bought	Amount sold	Price per unit (Eur)
80,000		0.04

18 Mar 05 Call Warrants @ Eur. 8.0 (ratio: 1 warrant / 1 ordinary share)

(2) Amount bought	Amount sold	Price per unit (Eur)
2,000		0.71

18 Mar 05 Call Warrants @ Eur. 9.0 (ratio: 1 warrant / 1 ordinary share)

(2) Amount bought	Amount sold	Price per unit (Eur)
	10,000	0.34
	5,000	0.35

(3)	Resultant total of the same class owned or controlled (and percentage of class)

Ordinary Shares
Net position: long 97,949,336     (2.08%)
Long position: 97,949,336
Short position:

17 Sept 04 Futures Contracts
Net position: short 31,194
Long position:
Short position: 31,194

17 Dec 04 Futures Contracts
Net position: short 42
Long position:
Short position: 42

17 Sep 04 Call options Strike Eur. 8 (ratio: 1 option / 100 ordinary shares)
Net position: short 2,580
Long position:
Short position: 2,580

17 Sep 04 Call options Strike Eur. 9 (ratio: 1 option / 100 ordinary shares)
Net position: none
Long position: none
Short position: none

17 Sep 04 Put options Strike Eur. 9 (ratio: 1 option / 100 ordinary shares)
Net position: short 1,600

DISCLOSURE UNDER RULES 8.1/8.3

Long position:
Short position: 1,600

17 Sep 04 Put options Strike Eur. 8.5 (ratio: 1 option / 100 ordinary shares)
Net position: short 1,400
Long position:
Short position: 1,400

17 Sep 04 Put options Strike Eur. 8.25 (ratio: 1 option / 100 ordinary shares)
Net position: short 4,580
Long position:
Short position: 4,580

Warrants

Strike Price(Eur.)	C/P	Expiry	Ratio	Position

7.00	Put	17/12/04	1.00	500,000

8.00	Put	17/12/04	1.00	494,406

9.00	Put	17/12/04	1.00	500,000

6.00	Call	17/12/04	1.00	634,620

7.00	Call	17/12/04	1.00	907,573

8.50	Call	17/12/04	1.00	674,799

9.50	Call	17/12/04	1.00	0

10.00	Call	17/12/04	1.00	259,655

8.50	Put	18/03/05	1.00	500,000

9.50	Put	18/03/05	1.00	500,000

10.00	Put	18/03/05	1.00	500,000

8.00	Call	18/03/05	1.00	617,800

9.00	Call	18/03/05	1.00	473,239

10.50	Call	18/03/05	1.00	441,150

11.00	Call	18/03/05	1.00	646,069

Equity futures contracts are standardised agreements, traded on exchange, either to buy or to sell (depending on whether you have bought or sold the contract) a particular number of shares, as detailed above at a future date, as specified above. The price at which the shares shall be bought (or sold) at maturity by the buyer (or the seller) of the contract is the price at which the contract was bought (or sold). Accordingly, once a contract has been bought at a price, any rise in the price of the underlying share represents a potential gain for the buyer of the contract, and any decrease in the price of the underlying share represents a potential loss for the buyer of the contract. A buyer of a contract can hold it until maturity or sell it at an earlier moment.

Equity options contracts are agreements giving the holder the right but not the obligation, either to buy (a CALL option) or sell (a PUT option) a particular number of shares per contract (the ratio specified above) at a future date or over a range of future dates, and at a specified price (the strike price given in the contract description above).

Equity warrants are securities issued by a company giving the right to buy (a CALL warrant) or to sell (a PUT warrant) a certain number of that company’s shares per warrant (the ratio specified above) over a range of future dates, expiring at the date specified above, and at a specified price (the strike price given in the contract description above after the sign “@”).

(4)	Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER	(a)	Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

	OR	(b)	If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)

DISCLOSURE UNDER RULES 8.1/8.3

(a)	associate of	(i)	offeror (Note 3)	YES
		(ii)	offeree company	NO

Specify which category or categories of associate (1-8 overleaf): 1
(b)	Rule 8.3 (ie disclosure because of ownership or control of 1% or more of
	the class of relevant securities dealt in)			NO

Signed, for and on behalf of the party named in (4) above

José Manuel Araluce

(Also print name of signatory)
José Manuel Araluce

Telephone and Extension number
+(34) 912-893-392

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DISCLOSURE UNDER RULES 8.1/8.3

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes
*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

DISCLOSURE UNDER RULES 8.1/8.3

ITEM 11
FORM 8.1/8.3

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure 9 August, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
August 6, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1)     Class of securities (eg ordinary shares)

Ordinary shares (dealings by Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
1,177,036		7.82
150,000		7.83
725,000		7.84
	90,000	7.98
	181,120	7.99
	110,000	8.00
	20,000	8.01
	30,000	8.02

Pereda Gestion SA, which is the market-making entity within the Banco Santander Group, has conducted these trades in compliance with the terms of Banco Santander’s share repurchase programme, details of which were set out in its announcement made on 26 July 2004 in connection with the proposed acquisition of Abbey National plc.

Ordinary shares (dealings by the rest of the Santander Group excluding Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
7,000		7.82
96,000		7.84
17,300		7.85
40,000		7.86
25,000		7.87
12		7.90
6,000		7.93
31,000		7.95
25,000		7.96
5,000		7.97
	2,000	2.29
	45,000	7.83
	21,383	7.84
	10,000	7.85
	12	7.87
	7,299	7.90

17 Sept 04 Futures (1 contract = 100 ordinary shares)
(A description of this and other options and derivatives contracts can be found below)

(2) Amount bought	Amount sold	Price per unit (Eur)
400		7.88
	400	7.88
	66	8.00

DISCLOSURE UNDER RULES 8.1/8.3

17 Dec 04 Call Warrants @ Eur. 6.0 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
	7,800	1.92
	20,000	2.01
	10,000	2.02
	10,000	2.03

17 Dec 04 Call Warrants @ Eur. 8.5 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
16,216		0.30
5,000		0.31
5,000		0.34
	5,000	0.31
	1,000	0.35

18 Mar 05 Call Warrants @ Eur. 8.0 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
	11,400	0.61

18 Mar 05 Call Warrants @ Eur. 9.0 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
10,000		0.32
8,000		0.33
	5,000	0.29
	20,000	0.30

(3)     Resultant total of the same class owned or controlled (and percentage of class)

Ordinary Shares
Net position: long 99,736,870      (2.12%)
Long position: 99,736,870
Short position:

17  Sept 04 Futures Contracts
Net position: short 31,260
Long position:
Short position: 31,260

17  Dec 04 Futures Contracts
Net position: short 42
Long position:
Short position: 42

17  Sep 04 Call options Strike Eur. 8 (ratio: 1 option / 100 ordinary shares)
Net position: short 2,580

DISCLOSURE UNDER RULES 8.1/8.3

Long position:
Short position: 2,580

17  Sep 04 Call options Strike Eur. 9 (ratio: 1 option / 100 ordinary shares)
Net position: none
Long position: none
Short position: none

17  Sep 04 Put options Strike Eur. 9 (ratio: 1 option / 100 ordinary shares)
Net position: short 1,600
Long position:
Short position: 1,600

17  Sep 04 Put options Strike Eur. 8.5 (ratio: 1 option / 100 ordinary shares)
Net position: short 1,400
Long position:
Short position: 1,400

17  Sep 04 Put options Strike Eur. 8.25 (ratio: 1 option / 100 ordinary shares)
Net position: short 4,580
Long position:
Short position: 4,580

Warrants

Strike price (Eur.)	C/P	Expiry	Ratio	Position

7.00	Put	17/12/04	1.00	500,000

8.00	Put	17/12/04	1.00	494,406

9.00	Put	17/12/04	1.00	500,000

6.00	Call	17/12/04	1.00	586,820

7.00	Call	17/12/04	1.00	907,573

8.50	Call	17/12/04	1.00	695,015

9.50	Call	17/12/04	1.00	0

10.00	Call	17/12/04	1.00	259,655

8.50	Put	18/03/05	1.00	500,000

9.50	Put	18/03/05	1.00	500,000

10.00	Put	18/03/05	1.00	500,000

8.00	Call	18/03/05	1.00	606,400

9.00	Call	18/03/05	1.00	466,239

10.50	Call	18/03/05	1.00	441,150

11.00	Call	18/03/05	1.00	646,069

Equity futures contracts are standardised agreements, traded on exchange, either to buy or to sell (depending on whether you have bought or sold the contract) a particular number of shares, as detailed above at a future date, as specified above. The price at which the shares shall be bought (or sold) at maturity by the buyer (or the seller) of the contract is the price at which the contract was bought (or sold). Accordingly, once a contract has been bought at a price, any rise in the price of the underlying share represents a potential gain for the buyer of the contract, and any decrease in the price of the underlying share represents a potential loss for the buyer of the contract. A buyer of a contract can hold it until maturity or sell it at an earlier moment.

Equity options contracts are agreements giving the holder the right but not the obligation, either to buy (a CALL option) or sell (a PUT option) a particular number of shares per contract (the ratio specified above) at a future date or over a range of future dates, and at a specified price (the strike price given in the contract description above).

Equity warrants are securities issued by a company giving the right to buy (a CALL warrant) or to sell (a PUT warrant) a certain number of that company’s shares per warrant (the ratio specified above) over a range of future dates, expiring at the date specified above, and at a specified price (the strike price given in the contract description above after the sign “@”).

(4)     Party making disclosure

DISCLOSURE UNDER RULES 8.1/8.3

Banco Santander Central Hispano, S.A.

(5)	EITHER	(a)	Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

OR	(b)	If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)
(a)	associate of	(i)	offeror (Note 3)	YES
		(ii)	offeree company	NO

Specify which category or categories of associate (1-8 overleaf): 1
(b)	Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)	NO

Signed, for and on behalf of the party named in (4) above

José Manuel Araluce

(Also print name of signatory)
José Manuel Araluce

Telephone and Extension number
+(34) 912-893-392

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

DISCLOSURE UNDER RULES 8.1/8.3

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes

*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

DISCLOSURE UNDER RULES 8.1/8.3

ITEM 12
FORM 8.1/8.3

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure 10 August, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
August 9, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1) Class of securities (eg ordinary shares)

Ordinary shares (dealings by Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
16,481		7.73
348,449		7.74
1,295,000		7.75
250,000		7.76
1,090,070		7.77
77,826		7.78
254,354		7.80

Pereda Gestion SA, which is the market-making entity within the Banco Santander Group, has conducted these trades in compliance with the terms of Banco Santander’s share repurchase programme, details of which were set out in its announcement made on 26 July 2004 in connection with the proposed acquisition of Abbey National plc.

Ordinary shares (dealings by the rest of the Santander Group excluding Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
23,000		7.74
29,232		7.75
20,000		7.76
26,000		7.78
80,000		7.80
20,005		7.82
10,000		7.83
	2,500	7.76
	136,222	7.80
	21,000	7.81
	2,005	7.82

17 Dec 04 Call Warrants @ Eur. 6.0 (ratio: 1 warrant / 1 ordinary share)
(A description of this and other options and derivatives contracts can be found below)

Amount bought	Amount sold	Price per unit (Eur)
	1,000	1.800
	30,100	1.810
	10,000	1.830
	10,000	1.840

DISCLOSURE UNDER RULES 8.1/8.3

17 Dec 04 Call Warrants @ Eur. 7 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
3,000		1.04

17 Dec 04 Put Warrants @ Eur. 8 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
5,000		0.69
	1,000	0.71

17 Dec 04 Call Warrants @ Eur. 8.5 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
1,000		0.26
7,546		0.27

18 Mar 05 Call Warrants @ Eur. 8.0 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
3,000		0.62
	3,000	0.60
	225	0.65

18 Mar 05 Call Warrants @ Eur. 9.0 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
5,000		0.26
3,000		0.27
	8,000	0.26
	6,000	0.27
	6,000	0.28

18 Mar 05 Put Warrants @ Eur. 10 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
	250	2.35

(3)	Resultant total of the same class owned or controlled (and percentage of class)

Ordinary Shares
Net position: long 103,115,560 (2.19%)
Long position: 103,115,560
Short position:

17  Sept 04 Futures Contracts
Net position: short 31,260
Long position:
Short position: 31,260

17  Dec 04 Futures Contracts
Net position: short 42

DISCLOSURE UNDER RULES 8.1/8.3

Long position:
Short position: 42

17  Sep 04 Call options Strike Eur. 8 (ratio: 1 option / 100 ordinary shares)
Net position: short 2,580
Long position:
Short position: 2,580

17  Sep 04 Call options Strike Eur. 9 (ratio: 1 option / 100 ordinary shares)
Net position: none
Long position: none
Short position: none

17  Sep 04 Put options Strike Eur. 9 (ratio: 1 option / 100 ordinary shares)
Net position: short 1,600
Long position:
Short position: 1,600

17  Sep 04 Put options Strike Eur. 8.5 (ratio: 1 option / 100 ordinary shares)
Net position: short 1,400
Long position:
Short position: 1,400

17  Sep 04 Put options Strike Eur. 8.25 (ratio: 1 option / 100 ordinary shares)
Net position: short 4,580
Long position:
Short position: 4,580

Warrants

Strike price (Eur.)	C/P	Expiry	Ratio	Position

7.00	Put	17/12/04	1.00	500,000

8.00	Put	17/12/04	1.00	498,406

9.00	Put	17/12/04	1.00	500,000

6.00	Call	17/12/04	1.00	535,720

7.00	Call	17/12/04	1.00	910,573

8.50	Call	17/12/04	1.00	703,561

9.50	Call	17/12/04	1.00	0

10.00	Call	17/12/04	1.00	259,655

8.50	Put	18/03/05	1.00	500,000

9.50	Put	18/03/05	1.00	500,000

10.00	Put	18/03/05	1.00	499,750

8.00	Call	18/03/05	1.00	606,175

9.00	Call	18/03/05	1.00	454,239

10.50	Call	18/03/05	1.00	441,150

11.00	Call	18/03/05	1.00	646,069

Equity futures contracts are standardised agreements, traded on exchange, either to buy or to sell (depending on whether you have bought or sold the contract) a particular number of shares, as detailed above at a future date, as specified above. The price at which the shares shall be bought (or sold) at maturity by the buyer (or the seller) of the contract is the price at which the contract was bought (or sold). Accordingly, once a contract has been bought at a price, any rise in the price of the underlying share represents a potential gain for the buyer of the contract, and any decrease in the price of the underlying share represents a potential loss for the buyer of the contract. A buyer of a contract can hold it until maturity or sell it at an earlier moment.

Equity options contracts are agreements giving the holder the right but not the obligation, either to buy (a CALL option) or sell (a PUT option) a particular number of shares per contract (the ratio specified above) at a future date or over a range of future dates, and at a specified price (the strike price given in the contract description above).

Equity warrants are securities issued by a company giving the right to buy (a CALL warrant) or to sell (a PUT warrant) a certain number of that company’s shares per warrant (the ratio specified above) over a range of future dates, expiring at the date specified above, and at a specified price (the strike price given in the contract description above after the sign “@”).

DISCLOSURE UNDER RULES 8.1/8.3

(4)	Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER	(a) Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

OR	(b) If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)
(a) associate of	(i) offeror (Note 3)	YES
	(ii) offeree company	NO

Specify which category or categories of associate (1-8 overleaf): 1
(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)		NO

Signed, for and on behalf of the party named in (4) above

Emiliano H. Muratore

(Also print name of signatory)
Emiliano H. Muratore

Telephone and Extension number
+(34) 912-893-270

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

DISCLOSURE UNDER RULES 8.1/8.3

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes
*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

DISCLOSURE UNDER RULES 8.1/8.3

ITEM 13
FORM 8.1/8.3

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure August 16, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
August 10, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1)    Class of securities (eg ordinary shares)

Ordinary shares (dealings by Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
112,000		7.79
111,000		7.80
251,176		7.84

Pereda Gestion SA, which is the market-making entity within the Banco Santander Group, has conducted these trades in compliance with the terms of Banco Santander’s share repurchase programme, details of which were set out in its announcement made on 26 July 2004 in connection with the proposed acquisition of Abbey National plc.

Ordinary shares (dealings by the rest of the Santander Group excluding Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
10,003		7.79
40,000		7.80
89,000		7.84
	24,302	7.79
	164,000	7.80
	88,000	7.81
	33,000	7.83
	5,000	7.85
	6,000	7.86
	17,603	8.55

17 Sept 04 Futures (1 contract = 100 ordinary shares)

(2) Amount bought	Amount sold	Price per unit (Eur)
880		7.83
400		7.82
	880	7.83
	400	7.82

17 Sept 04 Call Option @ 8 (1 contract = 100 ordinary shares)

(2) Amount bought	Amount sold	Price per unit (Eur)
1,500		0.18

17 Sept 04 Put Option @ 8,75 (1 contract = 100 ordinary shares)

(2) Amount bought	Amount sold	Price per unit (Eur)
	1,000	0.99

DISCLOSURE UNDER RULES 8.1/8.3

17 Sept 04 Put Option @ 8,5 (1 contract = 100 ordinary shares)

(2) Amount bought	Amount sold	Price per unit (Eur)
1,400		0,73
	1,400	0.73

17 Sept 04 Put Option @ 9 (1 contract = 100 ordinary shares)

(2) Amount bought	Amount sold	Price per unit (Eur)
1,600		1.20
	1,600	1.20

17 Dec 04 Put Option @ 9 (1 contract = 100 ordinary shares)

(2) Amount bought	Amount sold	Price per unit (Eur)
3,000		0.74
	3,000	0.74

17 Dec 04 Call Warrants @ Eur. 6.0 (ratio: 1 warrant / 1 ordinary share)
(A description of this and other options and derivatives contracts can be found below)

Amount bought	Amount sold	Price per unit (Eur)
500		1.92
	10,000	1.85
	10,000	1.91

17 Dec 04 Call Warrants @ Eur. 7 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
	3,000	1.06

17 Dec 04 Call Warrants @ Eur. 10 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
174,461		0.03
40,000		0.04

18 Mar 05 Call Warrants @ Eur. 8.5 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
	655	0.61

18 Mar 05 Call Warrants @ Eur. 9.0 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
10,000		0.29
	7,000	0.31

18 Mar 05 Call Warrants @ Eur. 10,5 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
	3,000	0.08

DISCLOSURE UNDER RULES 8.1/8.3

18 Mar 05 Call Warrants @ Eur. 11 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
3,600		0.04

(3)	Resultant total of the same class owned or controlled
(and percentage of class)

Ordinary Shares
Net position: long 104,167,879 (2.217%)
Long position: 104,167,879
Short position:

17 Sept 04 Futures Contracts
Net position: long 66,353
Long position: 117,194
Short position: 50,841

17 Dec 04 Futures Contracts
Net position: short 42
Long position:
Short position: 42

Options

10/08/2004	Total Balance
Option
17 Sep 04 Call Option @ 8.00	(1,078)
17 Sep 04 Call Option @ 8.50	(103)
17 Sep 04 Call Option @ 8.75	573
17 Sep 04 Call Option @ 9.00	(2,306)
17 Sep 04 Call Option @ 9.25	(342)
17 Sep 04 Call Option @ 9.50	(745)
17 Sep 04 Call Option @ 9.75	(100)
17 Sep 04 Call Option @ 10.00	2,400
17 Sep 04 Call Option @ 10.50	(150)
17 Sep 04 Call Option @ 11.00	(50)
17 Sep 04 Put Option @ 6.00	(25)
17 Sep 04 Put Option @ 6.25	(10)
17 Sep 04 Put Option @ 6.50	40
17 Sep 04 Put Option @ 6.75	(360)
17 Sep 04 Put Option @ 7.50	2,000
17 Sep 04 Put Option @ 8.00	950
17 Sep 04 Put Option @ 8.25	(4,075)
17 Sep 04 Put Option @ 8.50	(1,263)
17 Sep 04 Put Option @ 8.75	(645)
17 Sep 04 Put Option @ 9.00	(695)
17 Dec 04 Call Option @ 7.50	(180)
17 Dec 04 Call Option @ 8.25	3,060
17 Dec 04 Call Option @ 8.50	(1,000)
17 Dec 04 Call Option @ 9.00	(100)
17 Dec 04 Call Option @ 9.25	(68)
17 Dec 04 Call Option @ 9.50	(1,800)
17 Dec 04 Call Option @ 9.75	55
17 Dec 04 Call Option @ 10.00	5,000
17 Dec 04 Put Option @ 7.00	(5,000)
17 Dec 04 Put Option @ 7.50	(5,000)
17 Dec 04 Put Option @ 7.75	(200)
17 Dec 04 Put Option @ 8.00	(482)
17 Dec 04 Put Option @ 8.25	(8)
17 Dec 04 Put Option @ 8.50	74
17 Dec 04 Put Option @ 8.75	(20)
17 Dec 04 Put Option @ 9.00	1,470
17 Dec 04 Put Option @ 9.25	5,040
17 Mar 05 Put Option @ 8.25	(2,500)
17 Mar 05 Put Option @ 8.50	8
17 Jun 05 Put Option @ 7.25	825
17 Jun 05 Put Option @ 8.00	208
17 Jun 05 Put Option @ 8.75	25
17 Jun 05 Put Option @ 9.00	30

DISCLOSURE UNDER RULES 8.1/8.3

Warrants

Strike price (Eur.)	C/P	Expiration	Ratio	Total

7	Put	17/12/2004	1.00	500,000

8	Put	17/12/2004	1.00	498,406

9	Put	17/12/2004	1.00	500,000

6	Call	17/12/2004	1.00	516,220

7	Call	17/12/2004	1.00	907,573

8.5	Call	17/12/2004	1.00	703,561

9.5	Call	17/12/2004	1.00	0

10	Call	17/12/2004	1.00	474,116

5	Put	18/03/2005	1.00	2,978,600

8.5	Put	18/03/2005	1.00	500,000

9.5	Put	18/03/2005	1.00	500,000

10	Put	18/03/2005	1.00	499,750

8	Call	18/03/2005	1.00	606,175

8.5	Call	18/03/2005	1.00	2,994,545

9	Call	18/03/2005	1.00	457,239

9.5	Call	18/03/2005	1.00	2,977,300

10	Call	18/03/2005	1.00	2,974,220

10.5	Call	18/03/2005	1.00	438,150

11	Call	18/03/2005	1.00	649,669

5.5	Put	17/06/2005	1.00	3,000,000

10.5	Call	17/06/2005	1.00	3,000,000

11	Call	17/06/2005	1.00	2,997,500

12	Call	17/06/2005	1.00	2,992,000

12.5	Call	17/06/2005	1.00	3,000,000

7	Put	16/12/2005	1.00	1,500,000

8	Put	16/12/2005	1.00	1,498,330

11	Call	16/12/2005	1.00	1,486,800

12	Call	16/12/2005	1.00	1,493,937

13	Call	16/12/2005	1.00	1,500,000

Equity futures contracts are standardised agreements, traded on exchange, either to buy or to sell (depending on whether you have bought or sold the contract) a particular number of shares, as detailed above at a future date, as specified above. The price at which the shares shall be bought (or sold) at maturity by the buyer (or the seller) of the contract is the price at which the contract was bought (or sold). Accordingly, once a contract has been bought at a price, any rise in the price of the underlying share represents a potential gain for the buyer of the contract, and any decrease in the price of the underlying share represents a potential loss for the buyer of the contract. A buyer of a contract can hold it until maturity or sell it at an earlier moment.

DISCLOSURE UNDER RULES 8.1/8.3

Equity options contracts are agreements giving the holder the right but not the obligation, either to buy (a CALL option) or sell (a PUT option) a particular number of shares per contract (the ratio specified above) at a future date or over a range of future dates, and at a specified price (the strike price given in the contract description above).

Equity warrants are securities issued by a company giving the right to buy (a CALL warrant) or to sell (a PUT warrant) a certain number of that company’s shares per warrant (the ratio specified above) over a range of future dates, expiring at the date specified above, and at a specified price (the strike price given in the contract description above after the sign “@”).

(4)	Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER	(a)	Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

OR	(b)	If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)

(a)	associate of	(i)	offeror (Note 3)	YES
		(ii)	offeree company	NO

Specify which category or categories of associate (1-8 overleaf): 1
(b)	Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)			NO

Signed, for and on behalf of the party named in (4) above

Emiliano H. Muratore

(Also print name of signatory)
Emiliano H. Muratore

Telephone and Extension number
+(34) 912-893-270

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

DISCLOSURE UNDER RULES 8.1/8.3

Without prejudice to the generality of the foregoing, the term associate will normally include the following:–

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes

*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

DISCLOSURE UNDER RULES 8.1/8.3

ITEM 14
FORM 8.1/8.3

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure August 16, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
August 11, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1)	Class of securities (eg ordinary shares)

Ordinary shares (dealings by Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
50,000		7.71
150,000		7.72
150,000		7.73
175,000		7.74
175,000		7.75
150,000		7.76
190,394		7.77
25,000		7.78
150,414		7.79
534,192		7.82

Pereda Gestion SA, which is the market-making entity within the Banco Santander Group, has conducted these trades in compliance with the terms of Banco Santander’s share repurchase programme, details of which were set out in its announcement made on 26 July 2004 in connection with the proposed acquisition of Abbey National plc.

Ordinary shares (dealings by the rest of the Santander Group excluding Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
80,000		7.82
	124,662	7.78
	6,000	7.84
	3,000	7.85
	60,000	7.86
	3,500	7.90

17 Dec 04 Call Warrants @ Eur. 7 (ratio: 1 warrant / 1 ordinary share)
(A description of this and other options and derivatives contracts can be found below)

Amount bought	Amount sold	Price per unit (Eur)
3,000		1.08

17 Dec 04 Put Warrants @ Eur. 8 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
1.000		0.73

DISCLOSURE UNDER RULES 8.1/8.3

18 Mar 05 Call Warrants @ Eur. 8.0 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
11,400		0.62
	2,300	0.64

(3)	Resultant total of the same class owned or controlled
(and percentage of class)

Ordinary Shares
Net position: long 105,800,717 (2.2528%)
Long position: 105,800,717
Short position:

17 Sept 04 Futures Contracts
Net position: long 66,353
Long position: 117,194
Short position: 50,841

17 Dec 04 Futures Contracts
Net position: short 42
Long position:
Short position: 42

Options

11/08/2004	Total Balance
Option
17 Sep 04 Call Option @ 8.00	(1,078)
17 Sep 04 Call Option @ 8.50	(103)
17 Sep 04 Call Option @ 8.75	573
17 Sep 04 Call Option @ 9.00	(2,306)
17 Sep 04 Call Option @ 9.25	(342)
17 Sep 04 Call Option @ 9.50	(745)
17 Sep 04 Call Option @ 9.75	(100)
17 Sep 04 Call Option @ 10.00	2,400
17 Sep 04 Call Option @ 10.50	(150)
17 Sep 04 Call Option @ 11.00	(50)
17 Sep 04 Put Option @ 6.00	(25)
17 Sep 04 Put Option @ 6.25	(10)
17 Sep 04 Put Option @ 6.50	40
17 Sep 04 Put Option @ 6.75	(360)
17 Sep 04 Put Option @ 7.50	2,000
17 Sep 04 Put Option @ 8.00	950
17 Sep 04 Put Option @ 8.25	(4,075)
17 Sep 04 Put Option @ 8.50	(1,263)
17 Sep 04 Put Option @ 8.75	(645)
17 Sep 04 Put Option @ 9.00	(695)
17 Dec 04 Call Option @ 7.50	(180)
17 Dec 04 Call Option @ 8.25	3,060
17 Dec 04 Call Option @ 8.50	(1,000)
17 Dec 04 Call Option @ 9.00	(100)
17 Dec 04 Call Option @ 9.25	(68)
17 Dec 04 Call Option @ 9.50	(1,800)
17 Dec 04 Call Option @ 9.75	55
17 Dec 04 Call Option @ 10.00	5,000
17 Dec 04 Put Option @ 7.00	(5,000)
17 Dec 04 Put Option @ 7.50	(5,000)
17 Dec 04 Put Option @ 7.75	(200)
17 Dec 04 Put Option @ 8.00	(482)
17 Dec 04 Put Option @ 8.25	(8)
17 Dec 04 Put Option @ 8.50	74
17 Dec 04 Put Option @ 8.75	(20)
17 Dec 04 Put Option @ 9.00	1,470
17 Dec 04 Put Option @ 9.25	5,040
17 Mar 05 Put Option @ 8.25	(2,500)
17 Mar 05 Put Option @ 8.50	8
17 Jun 05 Put Option @ 7.25	825
17 Jun 05 Put Option @ 8.00	208
17 Jun 05 Put Option @ 8.75	25
17 Jun 05 Put Option @ 9.00	30

DISCLOSURE UNDER RULES 8.1/8.3

Warrants

Strike price (Eur.)	C/P	Expiration	Ratio	Total

7	Put	17/12/2004	1.00	500,000

8	Put	17/12/2004	1.00	499,406

9	Put	17/12/2004	1.00	500,000

6	Call	17/12/2004	1.00	516,220

7	Call	17/12/2004	1.00	910,573

8.5	Call	17/12/2004	1.00	703,561

9.5	Call	17/12/2004	1.00	0

10	Call	17/12/2004	1.00	474,116

5	Put	18/03/2005	1.00	2,978,600

8.5	Put	18/03/2005	1.00	500,000

9.5	Put	18/03/2005	1.00	500,000

10	Put	18/03/2005	1.00	499,750

8	Call	18/03/2005	1.00	615,275

8.5	Call	18/03/2005	1.00	2,994,545

9	Call	18/03/2005	1.00	457,239

9.5	Call	18/03/2005	1.00	2,977,300

10	Call	18/03/2005	1.00	2,974,220

10.5	Call	18/03/2005	1.00	438,150

11	Call	18/03/2005	1.00	649,669

5.5	Put	17/06/2005	1.00	3,000,000

10.5	Call	17/06/2005	1.00	3,000,000

11	Call	17/06/2005	1.00	2,997,500

12	Call	17/06/2005	1.00	2,992,000

12.5	Call	17/06/2005	1.00	3,000,000

7	Put	16/12/2005	1.00	1,500,000

8	Put	16/12/2005	1.00	1,498,330

11	Call	16/12/2005	1.00	1,486,800

12	Call	16/12/2005	1.00	1,493,937

13	Call	16/12/2005	1.00	1,500,000

Equity futures contracts are standardised agreements, traded on exchange, either to buy or to sell (depending on whether you have bought or sold the contract) a particular number of shares, as detailed above at a future date, as specified above. The price at which the shares shall be bought (or sold) at maturity by the buyer (or the seller) of the contract is the price at which the contract was bought (or sold). Accordingly, once a contract has been bought at a price, any rise in the price of the underlying share represents a potential gain for the buyer of the contract, and any decrease in the price of the underlying share represents a potential loss for the buyer of the contract. A buyer of a contract can hold it until maturity or sell it at an earlier moment.

DISCLOSURE UNDER RULES 8.1/8.3

Equity options contracts are agreements giving the holder the right but not the obligation, either to buy (a CALL option) or sell (a PUT option) a particular number of shares per contract (the ratio specified above) at a future date or over a range of future dates, and at a specified price (the strike price given in the contract description above).

Equity warrants are securities issued by a company giving the right to buy (a CALL warrant) or to sell (a PUT warrant) a certain number of that company’s shares per warrant (the ratio specified above) over a range of future dates, expiring at the date specified above, and at a specified price (the strike price given in the contract description above after the sign “@”).

(4)	Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER	(a)	Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

OR	(b)	If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)
	(a)	associate of	(i)	offeror (Note 3)	YES
			(ii)	offeree company	NO

Specify which category or categories of associate (1-8 overleaf): 1
	(b)	Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)			NO

Signed, for and on behalf of the party named in (4) above

Emiliano H. Muratore

(Also print name of signatory)
Emiliano H. Muratore

Telephone and Extension number
+(34) 912-893-270

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

DISCLOSURE UNDER RULES 8.1/8.3

Without prejudice to the generality of the foregoing, the term associate will normally include the following:–

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes

*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

DISCLOSURE UNDER RULES 8.1/8.3

ITEM 15
FORM 8.1/8.3

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure August, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
August 12, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1)	Class of securities (eg ordinary shares)

Ordinary shares (dealings by Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
324,034		7.80

Pereda Gestion SA, which is the market-making entity within the Banco Santander Group, has conducted these trades in compliance with the terms of Banco Santander’s share repurchase programme, details of which were set out in its announcement made on 26 July 2004 in connection with the proposed acquisition of Abbey National plc.

Ordinary shares (dealings by the rest of the Santander Group excluding Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
9,000		7.74
5,000		7.77
90,000		7.80
8,000		7.83
	194,000	7.77
	5,000	7.78
	90,213	7.80
	2,500	7.82
	206,000	7.83

17 Sep 04 Future contract (ratio: 1 contract / 100 ordinary share)
(A description of this and other options and derivatives contracts can be found below)

Amount bought	Amount sold	Price per unit (Eur)
200		7.82
	100	7.82

18 mar 05 Call Warrants @ Eur. 8 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
	19,500	0.63

DISCLOSURE UNDER RULES 8.1/8.3

18 Mar 05 Call Warrants @ Eur. 9 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
5,000		0.28
10,000		0.30
	5,000	0.28
	10,000	0.29

17 Dec 04 Call Warrants @ Eur. 8.50 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
6,500		0.29
	7,400	0.27

17 Dec 04 Call Warrants @ Eur. 7.00 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
	3,000	1.00

(3)	Resultant total of the same class owned or controlled
(and percentage of class)

Ordinary Shares
Net position: long 105,739,038 (2.2516%)
Long position: 105,739,038
Short position:

17 Sept 04 Futures Contracts
Net position: long 66,453
Long position: 117,194
Short position: 50,741

17 Dec 04 Futures Contracts
Net position: short 42
Long position:
Short position: 42

DISCLOSURE UNDER RULES 8.1/8.3

Options

12/08/2004	Total Balance
Option
17 Sep 04 Call Option @ 8.00	(1,078)
17 Sep 04 Call Option @ 8.50	(103)
17 Sep 04 Call Option @ 8.75	573
17 Sep 04 Call Option @ 9.00	(2,306)
17 Sep 04 Call Option @ 9.25	(342)
17 Sep 04 Call Option @ 9.50	(745)
17 Sep 04 Call Option @ 9.75	(100)
17 Sep 04 Call Option @ 10.00	2,400
17 Sep 04 Call Option @ 10.50	(150)
17 Sep 04 Call Option @ 11.00	(50)
17 Sep 04 Put Option @ 6.00	(25)
17 Sep 04 Put Option @ 6.25	(10)
17 Sep 04 Put Option @ 6.50	40
17 Sep 04 Put Option @ 6.75	(360)
17 Sep 04 Put Option @ 7.50	2,000
17 Sep 04 Put Option @ 8.00	950
17 Sep 04 Put Option @ 8.25	(4,075)
17 Sep 04 Put Option @ 8.50	(1,263)
17 Sep 04 Put Option @ 8.75	(645)
17 Sep 04 Put Option @ 9.00	(695)
17 Dec 04 Call Option @ 7.50	(180)
17 Dec 04 Call Option @ 8.25	3,060
17 Dec 04 Call Option @ 8.50	(1,000)
17 Dec 04 Call Option @ 9.00	(100)
17 Dec 04 Call Option @ 9.25	(68)
17 Dec 04 Call Option @ 9.50	(1,800)
17 Dec 04 Call Option @ 9.75	55
17 Dec 04 Call Option @ 10.00	5,000
17 Dec 04 Put Option @ 7.00	(5,000)
17 Dec 04 Put Option @ 7.50	(5,000)
17 Dec 04 Put Option @ 7.75	(200)
17 Dec 04 Put Option @ 8.00	(482)
17 Dec 04 Put Option @ 8.25	(8)
17 Dec 04 Put Option @ 8.50	74
17 Dec 04 Put Option @ 8.75	(20)
17 Dec 04 Put Option @ 9.00	1,470
17 Dec 04 Put Option @ 9.25	5,040
17 Mar 05 Put Option @ 8.25	(2,500)
17 Mar 05 Put Option @ 8.50	8
17 Jun 05 Put Option @ 7.25	825
17 Jun 05 Put Option @ 8.00	208
17 Jun 05 Put Option @ 8.75	25
17 Jun 05 Put Option @ 9.00	30

DISCLOSURE UNDER RULES 8.1/8.3

Warrants

Strike price (Eur.)	C/P	Expiration	Ratio	Total

7	Put	17/12/2004	1.00	500,000

8	Put	17/12/2004	1.00	499,406

9	Put	17/12/2004	1.00	500,000

6	Call	17/12/2004	1.00	516,220

7	Call	17/12/2004	1.00	907,573

8.5	Call	17/12/2004	1.00	702,661

9.5	Call	17/12/2004	1.00	0

10	Call	17/12/2004	1.00	474,116

5	Put	18/03/2005	1.00	2,978,600

8.5	Put	18/03/2005	1.00	500,000

9.5	Put	18/03/2005	1.00	500,000

10	Put	18/03/2005	1.00	499,750

8	Call	18/03/2005	1.00	595,775

8.5	Call	18/03/2005	1.00	2,994,545

9	Call	18/03/2005	1.00	457,239

9.5	Call	18/03/2005	1.00	2,977,300

10	Call	18/03/2005	1.00	2,974,220

10.5	Call	18/03/2005	1.00	438,150

11	Call	18/03/2005	1.00	649,669

5.5	Put	17/06/2005	1.00	3,000,000

10.5	Call	17/06/2005	1.00	3,000,000

11	Call	17/06/2005	1.00	2,997,500

12	Call	17/06/2005	1.00	2,992,000

12.5	Call	17/06/2005	1.00	3,000,000

7	Put	16/12/2005	1.00	1,500,000

8	Put	16/12/2005	1.00	1,498,330

11	Call	16/12/2005	1.00	1,486,800

12	Call	16/12/2005	1.00	1,493,937

13	Call	16/12/2005	1.00	1,500,000

DISCLOSURE UNDER RULES 8.1/8.3

Equity futures contracts are standardised agreements, traded on exchange, either to buy or to sell (depending on whether you have bought or sold the contract) a particular number of shares, as detailed above at a future date, as specified above. The price at which the shares shall be bought (or sold) at maturity by the buyer (or the seller) of the contract is the price at which the contract was bought (or sold). Accordingly, once a contract has been bought at a price, any rise in the price of the underlying share represents a potential gain for the buyer of the contract, and any decrease in the price of the underlying share represents a potential loss for the buyer of the contract. A buyer of a contract can hold it until maturity or sell it at an earlier moment.

Equity options contracts are agreements giving the holder the right but not the obligation, either to buy (a CALL option) or sell (a PUT option) a particular number of shares per contract (the ratio specified above) at a future date or over a range of future dates, and at a specified price (the strike price given in the contract description above).

Equity warrants are securities issued by a company giving the right to buy (a CALL warrant) or to sell (a PUT warrant) a certain number of that company’s shares per warrant (the ratio specified above) over a range of future dates, expiring at the date specified above, and at a specified price (the strike price given in the contract description above after the sign “@”).

(4)	Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER	(a)	Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

OR	(b)	If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)
	(a)	associate of	(i)	offeror (Note 3)	YES
			(ii)	offeree company	NO

Specify which category or categories of associate (1-8 overleaf): 1
	(b)	Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)			NO

Signed, for and on behalf of the party named in (4) above

Emiliano H. Muratore

(Also print name of signatory)
Emiliano H. Muratore

Telephone and Extension number
+(34) 912-893-270

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

DISCLOSURE UNDER RULES 8.1/8.3

Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:–

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes

*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

DISCLOSURE UNDER RULES 8.1/8.3

ITEM 16
FORM 8.1/8.3

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure August 17, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
August 13, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1)    Class of securities (eg ordinary shares)

Ordinary shares (dealings by Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
25,000		7.71
365,000		7.72
499,000		7.73
576,000		7.74
635,000		7.75
203,607		7.76

Pereda Gestion SA, which is the market-making entity within the Banco Santander Group, has conducted these trades in compliance with the terms of Banco Santander’s share repurchase programme, details of which were set out in its announcement made on 26 July 2004 in connection with the proposed acquisition of Abbey National plc.

Ordinary shares (dealings by the rest of the Santander Group excluding Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
20,000		7.72
135,000		7.73
80,003		7.74
37,000		7.75
575,215		7.76
	3	7.73
	2,000	7.74
	356,000	7.75
	108,418	7.76

18 mar 05 Call Warrants @ Eur. 8.5 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
	200	0.59

16 Dec 05 Put Warrants @ Eur 7 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
	1,000	0.97

DISCLOSURE UNDER RULES 8.1/8.3

17 Dec 04 Call Warrants @ Eur 6 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
2,115		1.73
	10,000	1.78
	20,000	1.79
	10,000	1.81
	10,000	1.82

17 Dec 04 Call Warrants @ Eur 7 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
3,000	2,000	0.97
		0.99

18 Mar 05 Call Warrants @ Eur 8 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
	1,000	0.58
	3,400	0.59

18 Mar 05 Call Warrants @ Eur 9 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
20,000		0.25
5,000		0.26
	9,000	0.26

(3)   Resultant total of the same class owned or controlled (and percentage of class)

Ordinary Shares
Net position: long 108,423,442 (2.3103%)
Long position: 108,423,442
Short position:

17  Sept 04 Futures Contracts
Net position: long 66,453
Long position: 117,194
Short position: 50,741

17  Dec 04 Futures Contracts
Net position: short 42
Long position:
Short position: 42

DISCLOSURE UNDER RULES 8.1/8.3

Options

Option	Total Balance

17 Sep 04 Call Option @ 8.00	(1,078)
17 Sep 04 Call Option @ 8.50	(103)
17 Sep 04 Call Option @ 8.75	573
17 Sep 04 Call Option @ 9.00	(2,306)
17 Sep 04 Call Option @ 9.25	(342)
17 Sep 04 Call Option @ 9.50	(745)
17 Sep 04 Call Option @ 9.75	(100)
17 Sep 04 Call Option @ 10.00	2,400
17 Sep 04 Call Option @ 10.50	(150)
17 Sep 04 Call Option @ 11.00	(50)
17 Sep 04 Put Option @ 6.00	(25)
17 Sep 04 Put Option @ 6.25	(10)
17 Sep 04 Put Option @ 6.50	40
17 Sep 04 Put Option @ 6.75	(360)
17 Sep 04 Put Option @ 7.50	2,000
017 Sep 04 Put Option @ 8.00	950
17 Sep 04 Put Option @ 8.25	(4,075)
17 Sep 04 Put Option @ 8.50	(1,263)
17 Sep 04 Put Option @ 8.75	(645)
17 Sep 04 Put Option @ 9.00	(695)
17 Dec 04 Call Option @ 7.50	(180)
17 Dec 04 Call Option @ 8.25	3,060
17 Dec 04 Call Option @ 8.50	(1,000)
17 Dec 04 Call Option @ 9.00	(100)
17 Dec 04 Call Option @ 9.25	(68)
17 Dec 04 Call Option @ 9.50	(1,800)
17 Dec 04 Call Option @ 9.75	55
17 Dec 04 Call Option @ 10.00	5,000
17 Dec 04 Put Option @ 7.00	(5,000)
17 Dec 04 Put Option @ 7.50	(5,000)
17 Dec 04 Put Option @ 7.75	(200)
17 Dec 04 Put Option @ 8.00	(482)
17 Dec 04 Put Option @ 8.25	(8)
17 Dec 04 Put Option @ 8.50	74
17 Dec 04 Put Option @ 8.75	(20)
17 Dec 04 Put Option @ 9.00	1,470
17 Dec 04 Put Option @ 9.25	5,040
17 Mar 05 Put Option @ 8.25	(2,500)
17 Mar 05 Put Option @ 8.50	8
17 Jun 05 Put Option @ 7.25	825
17 Jun 05 Put Option @ 8.00	208
17 Jun 05 Put Option @ 8.75	25
17 Jun 05 Put Option @ 9.00	30

DISCLOSURE UNDER RULES 8.1/8.3

Warrants

Strike price (Eur.)	C/P	Expiry	Ratio	Total

7	Put	17/12/2004	1.00	500,000

8	Put	17/12/2004	1.00	499,406

9	Put	17/12/2004	1.00	500,000

6	Call	17/12/2004	1.00	468,335

7	Call	17/12/2004	1.00	908,573

8.5	Call	17/12/2004	1.00	702,661

9.5	Call	17/12/2004	1.00	0

10	Call	17/12/2004	1.00	474,116

5	Put	18/03/2005	1.00	2,978,600

8.5	Put	18/03/2005	1.00	500,000

9.5	Put	18/03/2005	1.00	500,000

10	Put	18/03/2005	1.00	499,750

8	Call	18/03/2005	1.00	591,375

8.5	Call	18/03/2005	1.00	2,994,345

9	Call	18/03/2005	1.00	473,239

9.5	Call	18/03/2005	1.00	2,977,300

10	Call	18/03/2005	1.00	2,974,220

10.5	Call	18/03/2005	1.00	438,150

11	Call	18/03/2005	1.00	649,669

5.5	Put	17/06/2005	1.00	3,000,000

10.5	Call	17/06/2005	1.00	3,000,000

11	Call	17/06/2005	1.00	2,997,500

12	Call	17/06/2005	1.00	2,992,000

12.5	Call	17/06/2005	1.00	3,000,000

7	Put	16/12/2005	1.00	1,499,000

8	Put	16/12/2005	1.00	1,498,330

11	Call	16/12/2005	1.00	1,486,800

12	Call	16/12/2005	1.00	1,493,937

13	Call	16/12/2005	1.00	1,500,000

Banco Santander Central Hispano, S.A. – Contract For Difference and SWAP positions

	Expiry	Opening Strike	Long/	Underlying	Date
	date	Price (Eur.)	Short	quantity	Opened

Banco Santander Central Hispano, S.A.	22-Sep-04	9.8781	long	21,349,000	20-May-02

Banco Santander Central Hispano, S.A	22-Sep-04	7.7339	long	4,305,000	24-Sep-03
.
IBEX-35 (of which Banco Santander Central Hispano,
S.A. is a constituent)	19-Apr-05	9.2923	long	7,652,946	22-Apr-04

Equity futures contracts are standardised agreements, traded on exchange, either to buy or to sell (depending on whether you have bought or sold the contract) a particular number of shares, as detailed above at a future date, as specified above. The price at which the shares shall be bought (or sold) at maturity by the buyer (or the seller) of the contract is the price at which the contract was bought (or sold). Accordingly, once a contract has been bought at a price, any rise in the price of the underlying share represents a potential gain for the buyer of the contract, and any decrease in the price of the underlying share represents a potential loss for the buyer of the contract. A buyer of a contract can hold it until maturity or sell it at an earlier moment.

Equity options contracts are agreements giving the holder the right but not the obligation, either to buy (a CALL option) or sell (a PUT option) a particular number of shares per contract (the ratio specified above) at a future date or over a range of future dates, and at a specified price (the strike price given in the contract description above).

Equity warrants are securities issued by a company giving the right to buy (a CALL warrant) or to sell (a PUT warrant) a certain number of that company’s shares per warrant (the ratio specified above) over a range of future dates, expiring at the date specified above, and at a specified price (the strike price given in the contract description above after the sign “@”).

(4)	Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER (a) Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

OR (b) If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)
(a)	associate of	(i)	offeror (Note 3)	YES
		(ii)	offeree company	NO

DISCLOSURE UNDER RULES 8.1/8.3

Specify which category or categories of associate (1-8 overleaf): 1
(b)	Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)	NO

Signed, for and on behalf of the party named in (4) above

Emiliano H. Muratore

(Also print name of signatory)
Emiliano H. Muratore

Telephone and Extension number
+(34) 912-893-270

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a

DISCLOSURE UNDER RULES 8.1/8.3

discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes
*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

DISCLOSURE UNDER RULES 8.1/8.3

ITEM 17
FORM 8.1/8.3

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure August 18, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
 August 17, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1) Class of securities (eg ordinary shares)

Ordinary shares (dealings by Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
	245,000	7.87
	249,050	7.88
	10,000	7.89

Pereda Gestion SA, which is the market-making entity within the Banco Santander Group, has conducted these trades in compliance with the terms of Banco Santander’s share repurchase programme, details of which were set out in its announcement made on 26 July 2004 in connection with the proposed acquisition of Abbey National plc.

Ordinary shares (dealings by the rest of the Santander Group excluding Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
30,041		7.85
	6,000	7.83
	11,000	7.84
	828,714	7.85
	4,000	7.86

18 mar 05 Call Warrants @ Eur. 9.00 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
10,000		0.29
15,000		0.30
	5,000	0.30

16 Dec 05 Put Warrants @ Eur 7 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
1,000		0.92

17 Dec 04 Put Warrants @ Eur 7 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
	250	0.27

18 Mar 05 Call Warrants @ Eur 11 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
	1,000	0.06

18 Mar 05 Put Warrants @ Eur 10 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
250		2.29

(3) Resultant total of the same class owned or controlled (and percentage of class)

DISCLOSURE UNDER RULES 8.1/8.3

Ordinary Shares
Net position: long 107,099,719 (2.2814%)
Long position: 107,099,719
Short position:

17  Sept 04 Futures Contracts
Net position: long 66,453
Long position: 117,194
Short position: 50,741

17  Dec 04 Futures Contracts
Net position: short 42
Long position:
Short position: 42

DISCLOSURE UNDER RULES 8.1/8.3

Options

Option	Total Balance

17 Sep 04 Call Option @ 8.00	(1,078)
17 Sep 04 Call Option @ 8.50	(103)
17 Sep 04 Call Option @ 8.75	573
17 Sep 04 Call Option @ 9.00	(2,306)
17 Sep 04 Call Option @ 9.25	(342)
17 Sep 04 Call Option @ 9.50	(745)
17 Sep 04 Call Option @ 9.75	(100)
17 Sep 04 Call Option @ 10.00	2,400
17 Sep 04 Call Option @ 10.50	(150)
17 Sep 04 Call Option @ 11.00	(50)
17 Sep 04 Put Option @ 6.00	(25)
17 Sep 04 Put Option @ 6.25	(10)
17 Sep 04 Put Option @ 6.50	40
17 Sep 04 Put Option @ 6.75	(360)
17 Sep 04 Put Option @ 7.50	2,000
17 Sep 04 Put Option @ 8.00	950
17 Sep 04 Put Option @ 8.25	(4,075)
17 Sep 04 Put Option @ 8.50	(1,263)
17 Sep 04 Put Option @ 8.75	(645)
17 Sep 04 Put Option @ 9.00	(695)
17 Dec 04 Call Option @ 7.50	(180)
17 Dec 04 Call Option @ 8.25	3,060
17 Dec 04 Call Option @ 8.50	(1,000)

DISCLOSURE UNDER RULES 8.1/8.3

17 Dec 04 Call Option @ 9.00	(100)
17 Dec 04 Call Option @ 9.25	(68)
17 Dec 04 Call Option @ 9.50	(1,800)
17 Dec 04 Call Option @ 9.75	55
17 Dec 04 Call Option @ 10.00	5,000
17 Dec 04 Put Option @ 7.00	(5,000)
17 Dec 04 Put Option @ 7.50	(5,000)
17 Dec 04 Put Option @ 7.75	(200)
17 Dec 04 Put Option @ 8.00	(482)
17 Dec 04 Put Option @ 8.25	(8)
17 Dec 04 Put Option @ 8.50	74
17 Dec 04 Put Option @ 8.75	(20)
17 Dec 04 Put Option @ 9.00	1,470
17 Dec 04 Put Option @ 9.25	5,040
17 Mar 05 Put Option @ 8.25	(2,500)
17 Mar 05 Put Option @ 8.50	8
17 Jun 05 Put Option @ 7.25	825
17 Jun 05 Put Option @ 8.00	208
17 Jun 05 Put Option @ 8.75	25
17 Jun 05 Put Option @ 9.00	30

Warrants

Strike price (Eur.)	C/P	Expiry	Ratio	Total

7	Put	17/12/2004	1.00	499,750

8	Put	17/12/2004	1.00	499,406

9	Put	17/12/2004	1.00	500,000

6	Call	17/12/2004	1.00	468,335

7	Call	17/12/2004	1.00	908,573

8.5	Call	17/12/2004	1.00	702,661

9.5	Call	17/12/2004	1.00	0

10	Call	17/12/2004	1.00	474,116

5	Put	18/03/2005	1.00	2,978,600

8.5	Put	18/03/2005	1.00	500,000

9.5	Put	18/03/2005	1.00	500,000

10	Put	18/03/2005	1.00	500,000

8	Call	18/03/2005	1.00	591,375

8.5	Call	18/03/2005	1.00	2,994,345

9	Call	18/03/2005	1.00	493,239

9.5	Call	18/03/2005	1.00	2,977,300

10	Call	18/03/2005	1.00	2,974,220

10.5	Call	18/03/2005	1.00	438,150

11	Call	18/03/2005	1.00	648,669

5.5	Put	17/06/2005	1.00	3,000,000

10.5	Call	17/06/2005	1.00	3,000,000

11	Call	17/06/2005	1.00	2,997,500

12	Call	17/06/2005	1.00	2,992,000

12.5	Call	17/06/2005	1.00	3,000,000

7	Put	16/12/2005	1.00	1,500,000

8	Put	16/12/2005	1.00	1,498,330

11	Call	16/12/2005	1.00	1,486,800

12	Call	16/12/2005	1.00	1,493,937

13	Call	16/12/2005	1.00	1,500,000

DISCLOSURE UNDER RULES 8.1/8.3

Banco Santander Central Hispano, S.A. – Contract For Difference and SWAP positions

	Expiry	Opening Strike	Long/	Underlying	Date
	date	Price (Eur.)	Short	quantity	Opened

Banco Santander Central Hispano, S.A.	22-Sep-04	9.8781	long	21,349,000	20-May-02
Banco Santander Central Hispano, S.A.	22-Sep-04	7.7339	long	4,305,000	24-Sep-03
IBEX-35 (of which Banco Santander Central Hispano, S.A. is a constituent)	19-Apr-05	9.2923	long	7,652,946	22-Apr-04

Equity futures contracts are standardised agreements, traded on exchange, either to buy or to sell (depending on whether you have bought or sold the contract) a particular number of shares, as detailed above at a future date, as specified above. The price at which the shares shall be bought (or sold) at maturity by the buyer (or the seller) of the contract is the price at which the contract was bought (or sold). Accordingly, once a contract has been bought at a price, any rise in the price of the underlying share represents a potential gain for the buyer of the contract, and any decrease in the price of the underlying share represents a potential loss for the buyer of the contract. A buyer of a contract can hold it until maturity or sell it at an earlier moment.

Equity options contracts are agreements giving the holder the right but not the obligation, either to buy (a CALL option) or sell (a PUT option) a particular number of shares per contract (the ratio specified above) at a future date or over a range of future dates, and at a specified price (the strike price given in the contract description above).

Equity warrants are securities issued by a company giving the right to buy (a CALL warrant) or to sell (a PUT warrant) a certain number of that company’s shares per warrant (the ratio specified above) over a range of future dates, expiring at the date specified above, and at a specified price (the strike price given in the contract description above after the sign “@”).

(4)	Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER (a) Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

	OR	(b) If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)
	(a)	associate of	(i)	offeror (Note 3)	YES
			(ii)	offeree company	NO

Specify which category or categories of associate (1-8 overleaf): 1
	(b)	Rule 8.3 (ie disclosure because of ownership or control of 1% or more of
		the class of relevant securities dealt in)				NO

Signed, for and on behalf of the party named in (4) above

Emiliano H. Muratore

(Also print name of signatory)
Emiliano H. Muratore

Telephone and Extension number
+(34) 912-893-270

DISCLOSURE UNDER RULES 8.1/8.3

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes
*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

DISCLOSURE UNDER RULES 8.1/8.3

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

DISCLOSURE UNDER RULES 8.1/8.3

ITEM 18
FORM 8.1/8.3

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure August 19, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
August 18, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1)	Class of securities (eg ordinary shares)

Ordinary shares (dealings by Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
	1,242,016	7.84
	50,000	7.87
	172,984	7.88
	24,000	7.89

Pereda Gestion SA, which is the market-making entity within the Banco Santander Group, has conducted these trades in compliance with the terms of Banco Santander’s share repurchase programme, details of which were set out in its announcement made on 26 July 2004 in connection with the proposed acquisition of Abbey National plc.

Ordinary shares (dealings by the rest of the Santander Group excluding Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
8,000		7.85
6,000		7.87
8,000		7.89
	90,612	7.83
	1,025	7.84
	6,400	7.85
	6,561	7.87

18 mar 05 Call Warrants @ Eur. 10.00 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
180		0.23

18 Mar 05 Call Warrants @ Eur 8 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
8,000		0.63
	312	0.63
	7,000	0.64

17 Dec 04 Call Warrants @ Eur 8.50 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
	5,000	0.30

DISCLOSURE UNDER RULES 8.1/8.3

17 Dec 04 Call Warrants @ Eur 9.50 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
17,400		0.07

17 Dec 04 Call Warrants @ Eur 10.00 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
3,000		0.03

(3)	Resultant total of the same class owned or controlled
(and percentage of class)

Ordinary Shares
Net position: long 105,528,121 (2.2472%)
Long position: 105,528,121
Short position:

17 Sept 04 Futures Contracts
Net position: long 66,453
Long position: 117,194
Short position: 50,741

17 Dec 04 Futures Contracts
Net position: short 42
Long position:
Short position: 42

Options

Total Balance
Option
17 Sep 04 Call Option @ 8.00	(1,078)
17 Sep 04 Call Option @ 8.50	(103)
17 Sep 04 Call Option @ 8.75	573
17 Sep 04 Call Option @ 9.00	(2,306)
17 Sep 04 Call Option @ 9.25	(342)
17 Sep 04 Call Option @ 9.50	(745)
17 Sep 04 Call Option @ 9.75	(100)
17 Sep 04 Call Option @ 10.00	2,400
17 Sep 04 Call Option @ 10.50	(150)
17 Sep 04 Call Option @ 11.00	(50)
17 Sep 04 Put Option @ 6.00	(25)
17 Sep 04 Put Option @ 6.25	(10)
17 Sep 04 Put Option @ 6.50	40
17 Sep 04 Put Option @ 6.75	(360)
17 Sep 04 Put Option @ 7.50	2,000
17 Sep 04 Put Option @ 8.00	950
17 Sep 04 Put Option @ 8.25	(4,075)
17 Sep 04 Put Option @ 8.50	(1,263)
17 Sep 04 Put Option @ 8.75	(645)
17 Sep 04 Put Option @ 9.00	(695)
17 Dec 04 Call Option @ 7.50	(180)
17 Dec 04 Call Option @ 8.25	3,060
17 Dec 04 Call Option @ 8.50	(1,000)
17 Dec 04 Call Option @ 9.00	(100)
17 Dec 04 Call Option @ 9.25	(68)
17 Dec 04 Call Option @ 9.50	(1,800)
17 Dec 04 Call Option @ 9.75	55
17 Dec 04 Call Option @ 10.00	5,000
17 Dec 04 Put Option @ 7.00	(5,000)
17 Dec 04 Put Option @ 7.50	(5,000)
17 Dec 04 Put Option @ 7.75	(200)
17 Dec 04 Put Option @ 8.00	(482)
17 Dec 04 Put Option @ 8.25	(8)
17 Dec 04 Put Option @ 8.50	74
17 Dec 04 Put Option @ 8.75	(20)
17 Dec 04 Put Option @ 9.00	1,470
17 Dec 04 Put Option @ 9.25	5,040
17 Mar 05 Put Option @ 8.25	(2,500)
17 Mar 05 Put Option @ 8.50	8
17 Jun 05 Put Option @ 7.25	825
17 Jun 05 Put Option @ 8.00	208
17 Jun 05 Put Option @ 8.75	25
17 Jun 05 Put Option @ 9.00	30

DISCLOSURE UNDER RULES 8.1/8.3

Warrants

Strike price (Eur.)	C/P	Expiry	Ratio	Total

7	Put	17/12/2004	1.00	499,750

8	Put	17/12/2004	1.00	499,406

9	Put	17/12/2004	1.00	500,000

6	Call	17/12/2004	1.00	468,335

7	Call	17/12/2004	1.00	908,573

8.5	Call	17/12/2004	1.00	697,661

9.5	Call	17/12/2004	1.00	17,400

10	Call	17/12/2004	1.00	477,116

5	Put	18/03/2005	1.00	2,978,600

8.5	Put	18/03/2005	1.00	500,000

9.5	Put	18/03/2005	1.00	500,000

10	Put	18/03/2005	1.00	500,000

8	Call	18/03/2005	1.00	592,063

8.5	Call	18/03/2005	1.00	2,994,345

9	Call	18/03/2005	1.00	493,239

9.5	Call	18/03/2005	1.00	2,977,300

10	Call	18/03/2005	1.00	2,974,400

10.5	Call	18/03/2005	1.00	438,150

11	Call	18/03/2005	1.00	648,669

5.5	Put	17/06/2005	1.00	3,000,000

10.5	Call	17/06/2005	1.00	3,000,000

11	Call	17/06/2005	1.00	2,997,500

12	Call	17/06/2005	1.00	2,992,000

12.5	Call	17/06/2005	1.00	3,000,000

7	Put	16/12/2005	1.00	1,500,000

8	Put	16/12/2005	1.00	1,498,330

11	Call	16/12/2005	1.00	1,486,800

12	Call	16/12/2005	1.00	1,493,937

13	Call	16/12/2005	1.00	1,500,000

DISCLOSURE UNDER RULES 8.1/8.3

Banco Santander Central Hispano, S.A. – Contract For Difference and SWAP positions

	Expiry date	Opening Strike Price (Eur.)	Long/ Short	Underlying quantity	Date Opened
Banco Santander Central Hispano, S.A.	22-Sep-04	9.8781	long	21,349,000	20-May-02
Banco Santander Central Hispano, S.A.	22-Sep-04	7.7339	long	4,305,000	24-Sep-03
IBEX-35 (of which Banco Santander Central Hispano, S.A. is a constituent)	19-Apr-05	9.2923	long	7,652,946	22-Apr-04

Equity futures contracts are standardised agreements, traded on exchange, either to buy or to sell (depending on whether you have bought or sold the contract) a particular number of shares, as detailed above at a future date, as specified above. The price at which the shares shall be bought (or sold) at maturity by the buyer (or the seller) of the contract is the price at which the contract was bought (or sold). Accordingly, once a contract has been bought at a price, any rise in the price of the underlying share represents a potential gain for the buyer of the contract, and any decrease in the price of the underlying share represents a potential loss for the buyer of the contract. A buyer of a contract can hold it until maturity or sell it at an earlier moment.

Equity options contracts are agreements giving the holder the right but not the obligation, either to buy (a CALL option) or sell (a PUT option) a particular number of shares per contract (the ratio specified above) at a future date or over a range of future dates, and at a specified price (the strike price given in the contract description above).

Equity warrants are securities issued by a company giving the right to buy (a CALL warrant) or to sell (a PUT warrant) a certain number of that company’s shares per warrant (the ratio specified above) over a range of future dates, expiring at the date specified above, and at a specified price (the strike price given in the contract description above after the sign “@”).

(4)	Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER	(a)	Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

OR	(b)	If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)
	(a)	associate of	(i)	offeror (Note 3)	YES
			(ii)	offeree company	NO

Specify which category or categories of associate (1-8 overleaf): 1
	(b)	Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)			NO

Signed, for and on behalf of the party named in (4) above

Emiliano H. Muratore

(Also print name of signatory)
Emiliano H. Muratore

Telephone and Extension number
+(34) 912-893-270

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.

DISCLOSURE UNDER RULES 8.1/8.3

Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:–

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes

*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

DISCLOSURE UNDER RULES 8.1/8.3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: August 20, 2004	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President